                         ------------------------------
     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13D FILED ON OCTOBER 28, 2002
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.
                         ------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         NATURAL RESOURCE PARTNERS L.P.
                         ------------------------------
                                (Name of Issuer)

                                  COMMON UNITS
                                  ------------
                         (Title of Class of Securities)

                                   63900P 10 3
                                   -----------
                                 (CUSIP Number)

                                DWIGHT L. DUNLAP
                        GP NATURAL RESOURCE PARTNERS LLC
                            601 JEFFERSON, SUITE 3600
                              HOUSTON, TEXAS 77002
                               TEL: (713) 751-7507
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 17, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]




                         (Continued on following pages)

CUSIP NO. 63900P 10 3

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                 Great Northern Properties Limited Partnership
                                   76-0380610
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO, see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER*
    EACH
 REPORTING          607,362 Common Units
   PERSON      -----------------------------------------------------------------
    WITH        9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER*

                    607,362 Common Units
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     607,362 Common Units*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

* Great Northern Properties Limited Partnership also holds 1,116,065 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

CUSIP NO. 63900P 10 3

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           GNP Management Corporation
                                   76-0385099
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO, see Item 3
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER*
    EACH
 REPORTING          607,362 Common Units
   PERSON      -----------------------------------------------------------------
    WITH        9   SOLE DISPOSITIVE POWER

                    -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER*

                    607,362 Common Units
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     607,362 Common Units*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN/HC
--------------------------------------------------------------------------------

* GNP Management Corporation also may be deemed to beneficially own 1,116,065 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1
  (File No. 333-86582), incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER

         This statement on Schedule 13D is being filed by Great Northern Properties Limited Partnership and GNP Management Corporation (together, the "Reporting Persons"), who constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This statement relates to the common units representing limited partner interests (the "Common Units"), of Natural Resource Partners L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

ITEM 2. IDENTITY AND BACKGROUND

         (a)  Name of Persons Filing this Statement (the "Reporting Persons"):

              (1) Great Northern Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

              (2) GNP Management Corporation, a corporation formed under the laws of the State of Delaware.

         (b)  Business Address of Reporting Persons:

              (1) The principal business address of the Reporting Persons is
                  P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

         (c)  Present Principal Occupation or Principal Business:

              (1) Great Northern Properties Limited Partnership engages in the leasing and acquisition of royalty-producing mineral properties.

              (2) GNP Management Corporation acts as the general partner of
                  Great Northern Properties Limited Partnership.

         Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of GNP Management Corporation follows:

         Board of Directors and Executive Officers of GNP Management Corporation
         -----------------------------------------------------------------------

                                                                                                     Principal
                                                                                                    Occupation/
            Name                     Business Address                    Position                   Employment
------------------------------------------------------------------------------------------------------------------
Corbin J. Robertson, Jr.         601 Jefferson St., Suite    Director, Chairman of the Board   President and Chief
                                3600, Houston, Texas 77002   and Chief Executive Officer       Executive Officer,
                                                                                               Quintana Minerals
                                                                                               Corporation and
                                                                                               Chairman of the Board
                                                                                               and Chief Executive
                                                                                               Officer, GP Natural
                                                                                               Resource Partners LLC

S. Reed Morian                      300 Jackson Hill,        Director                          Chairman and CEO of
                                   Houston, Texas 77007                                        Dixie Chemical
                                                                                               Company

Ralph E. Bailey                      American Bailey         Director                          Chairman, American
                                     Financial Centre                                          Bailey
                                   695 East Main Street
                                    Stamford, CT 06901

Jerry Vaninetti                             *                President                                  **

Dwight L. Dunlap                 601 Jefferson St., Suite    Chief Financial Officer,                   **
                                3600, Houston, Texas 77002   Treasurer and Secretary

Kevin Wall                                  *                Vice President and Chief                   **
                                                             Engineer

Kenneth Hudson                              *                Controller                                 **

* The business address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.
** Unless otherwise noted, the principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership, as an executive officer and/or director of GNP Management Corporation and, if applicable, other affiliates of the Partnership.

      (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Great Northern Properties Limited Partnership acquired beneficial ownership of the Common Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership's initial public offering. GNP Management Corporation owns the general partner interest in Great Northern Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units acquired by that entity.


ITEM 4. PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership's business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) (1) Great Northern Properties Limited Partnership is the record and beneficial owner of 607,362 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 5.4% of the outstanding Common Units. Great Northern Properties Limited Partnership also holds 1,116,065 Subordinated Units in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement.

             (2) GNP Management Corporation, in its capacity as general partner of Great Northern Properties Limited Partnership, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 607,362 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 5.4% of the outstanding Common Units. GNP Management Corporation may also be deemed to be the beneficial owner of the 1,116,065 Subordinated Units described in (1) above.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) The information set forth in Item 3 above is incorporated herein by reference.

         (d) Not applicable

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Exhibit 3.2 to the Registration Statement which has been incorporated by reference to this Schedule 13D.

         The Common Units owned by Great Northern Properties Limited Partnership are pledged to PNC Bank under the Pledge Agreement (NRP Interests) dated as of October 17, 2002 between Great Northern Properties Limited Partnership and PNC Bank, National Association.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.1: Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:   Joint Filing Agreement among the parties regarding filing of
                Schedule 13D, dated October 28, 2002.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002                   GREAT NORTHERN PROPERTIES LIMITED PARTNERSHIP

                                   By:  GNP Management Corporation,
                                        Its General Partner


                                   By: /s/ CORBIN J. ROBERTSON, JR.
                                      ------------------------------------------
                                      Corbin J. Robertson, Jr.
                                      Chief Executive Officer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 2002                   GNP MANAGEMENT CORPORATION



                                   By: /s/ CORBIN J. ROBERTSON, JR.
                                       ---------------------------------------
                                       Corbin J. Robertson, Jr.
                                       Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit 10.1: Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D, dated October 28, 2002.